Exhibit 99.1

Major Operating Data of the First Half of 2022

According to Rule 15 of the Guidelines of the Shanghai Stock Exchange for Self-regulatory Guidelines for Listed Companies No.3 - Industry Information Disclosure No.13 - Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the major operating data for the six months ended 30 June 2022 as follows:

I.	Major operating data of the first half of 2022

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB1,000)
Petroleum products
Diesel	131.12	132.35	9,445,275
Gasoline	144.83	143.23	12,661,715
Jet Fuel note 1	39.38	30.08	1,816,004
Intermediate petrochemicals
PX note 2	31.84	31.26	2,372,144
Benzene note [1]	16.97	16.36	1,187,946
Ethylene Glycol note 2	6.09	3.71	167,293
Ethylene Oxide	15.90	15.61	1,044,428
Ethylene note 2	35.35	—	—
Resins and plastics
PE	22.37	21.39	1,998,837
PP	22.23	20.72	1,728,133
Polyester chips note 1 note 2	6.86	6.91	461,552
Synthetic fibres
Acrylics	1.01	1.06	180,705

Note 1: Sales volume excluded materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Group’s trading of petrochemical products.

II.	Change in prices of major products and raw materials in the first half of 2022

Unit: RMB/ton

Product	The average price in the first half of 2022	The average price in the first half of 2021	Year – on year Change	Compare with the second half of 2021
Diesel	7,137	4,907	45.44%	18.90%
Gasoline	8,840	6,876	28.57%	15.30%
Jet Fuel	6,038	3,325	81.60%	48.76%
Ethylene	—	—	—	—
PX	7,588	5,030	50.85%	29.42%
Benzene	7,263	5,000	45.27%	7.72%
Ethylene Glycol	4,505	4,639	- 2.90%	-3.63%
Ethylene Oxide	6,692	6,650	0.63%	-2.36%
PE	9,346	8,586	8.85%	5.89%
PP	8,341	8,944	-6.74%	-0.96%
Polyester chips	6,681	5,286	26.38%	13.41%
Acrylics	17,033	15,319	11.19%	3.23%

Raw material	The average processing cost in the first half of 2022	The average processing cost in the first half of 2021	Year – on year Change	Compare with the second half of 2021
Crude oil	4,540	2,849	59.36%	28.05%

III.	Miscellaneous

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 14 July 2022

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